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                           July 9, 2020

       Forrest Xiaodong Li
       Chairman and Group Chief Executive Officer
       Sea Ltd
       1 Fusionopolis Place, #17-10 , Galaxis
       Singapore 138522

                                                        Re: Sea Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 14,
2020
                                                            File No. 001-38237
                                                            Form 6-K Furnished
May 18, 2020
                                                            File No. 001-38237

       Dear Mr. Li:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Liquidity and Capital Resources
       Cash Flows and Working Capital
       Operating Activities, page 96

   1. The discussion appears to focus on how the amount was derived in each period rather than a comparative analysis
of a material change in net cash of operating activities between comparable periods. For
example, an analysis should be on why net cash of operating
                                                        activities went from
usage of US$495.2 million in 2018 to generated by of US$69.9 million in 2019. The
analysis should address the significant drivers underlying the change and how they
impact operating cash. Refer to section III.D of Release No. 33-
                                                        6835 and section IV.B.1
of Release No. 33-8350 for guidance.
 Forrest Xiaodong Li
Sea Ltd
July 9, 2020
Page 2
Form 6-K Furnished May 18, 2020

Exhibit 99.1
Non-GAAP Financial Measures, page 9

2. It appears "adjusted revenue" substitutes tailored revenue recognition and measurement for those of GAAP revenue in violation of Rule 100(b) of Regulation G. Refer
         to Question 100.04 of the staff   s Compliance & Discussion
Interpretations "Non-GAAP
         Financial Measures." Please remove these non-GAAP measures as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameForrest Xiaodong Li                        Sincerely,
Comapany NameSea Ltd
                                                             Division of
Corporation Finance
July 9, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName